[redacted]

03013992

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 / 01 / 02 (MM/DD/YY) AND ENDING 12 / 31 / 02 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 203

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summer Street Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Summer Street, Suite 301
(No. and Street)

Stamford	Connecticut	06905
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew E. Gochberg, Managing Member **(203) 359 2221**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Dr.	Chicago	IL	60606-7438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

BP 3/19

OATH OR AFFIRMATION

I, **Andrew E. Gochberg** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Summer Street Securities, LLC**, as of **December 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
SAMANTHA S MAKIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/22/03

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Summer Street Securities, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Summer Street Securities, LLC as of December 31, 2002, and the related statements of operations, changes in members' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summer Street Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 11, 2003

SUMMER STREET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Receivable from broker-dealer	$	1,114,144
Investment - not readily marketable		50,000
Total assets	$	1,164,144
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Options sold, not yet purchased, at market	$	51,900
Accounts payable and accrued expenses		8,230
Total liabilities		60,130
Members' Capital		1,104,014
Total liabilities and members' capital	$	1,164,144

The accompanying notes are an integral part of these financial statements.

SUMMER STREET SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Revenue:	
Net trading losses	$ (908,799)
Expenses:	
Exchange fees	28,864
Membership rental	16,174
Professional fees	21,230
Other operating expenses	533
Total expenses	66,801
Net loss	$ (975,600)

The accompanying notes are an integral part of these financial statements.

SUMMER STREET SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2002

Balance, January 1, 2002	$	1,259,614
Contributions		820,000
Net loss		(975,600)
Balance, December 31, 2002	$	1,104,014

The accompanying notes are an integral part of these financial statements.

SUMMER STREET SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows From Operating Activities		
Net loss	$	(975,600)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in operating assets:		
Receivable from broker-dealer		630,120
Increase (decrease) in operating liabilities:		
Securities sold, not yet purchased		(478,750)
Accounts payable and accrued expenses		4,230
Net cash (used in) operating activities		(820,000)
Cash Flows From Financing Activities		
Member contributions		
Net cash provided by financing activities		820,000
Net change in cash		-
Cash:		
Beginning		-
Ending	$	-
Supplemental Disclosure of Cash Flow Information		
Interest paid	$	4,392

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Summer Street Securities, LLC (the Company) is a Connecticut limited liability company established on November 3, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options which are cleared through Pax Clearing Corporation (Pax), a related party through common ownership. The Company's principal operations are located in Chicago, Illinois.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income, dividend expense and clearing and execution fees.

Investment: The Company is accounting for the investment at cost.

Securities owned and securities sold not yet purchased: Securities owned and securities sold, not yet purchased are recorded at market value, with unrealized gains and losses reflected in income.

Income taxes: The Company is a Connecticut limited liability company and is not subject to federal income tax. The members' respective shares of the Company's income or loss are reportable on their separate federal and state income tax returns.

Note 2. Securities Sold, Not Yet Purchased

At December 31, 2002, securities sold, not yet purchased, is comprised of short option positions.

Note 3. Financial Instruments with Off Balance Sheet Risk

Securities transactions are introduced to and cleared through Pax. The Company seeks to control risks associated with its trading activities by maintaining collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, deposits additional collateral or reduces positions when necessary.

The Company, as part of its normal business activities, sells short securities and options in its trading inventory. In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions. At December 31, 2002, the Company maintained short option positions with market values of $51,900. The Company monitors such risk on a daily basis.

Note 3. Financial Instruments with Off Balance Sheet Risk (continued)

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair members' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its members' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of accounts not meeting minimum equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective member's investment portfolio.

Note 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $758,022 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash distributions to members.

Note 5. Related Party Transactions

As discussed in Note 1, the Company clears its trades through Pax, a related party. Clearing fees paid to Pax during the year amounted to $244,182. For the year ended December 31, 2002, interest earned on credit balances and interest paid on debit balances amounted to $12,593 and $4,392 respectively. At December 31, 2002, the financial statements include a $1,114,144 net receivable from Pax.

On December 31, 2002, the Company held a $50,000 investment in Joint Back Office preferred stock of Pax.

SUMMER STREET SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

SCHEDULE I

Total members' capital	$	1,104,014
Deductions and/or charges:		
Nonallowable asset:		
Investment		50,000
Net capital before haircuts on proprietary positions		1,054,014
Haircuts:		
Options		295,992
Net capital		758,022
Net capital requirement		100,000
Excess net capital	$	658,022
Aggregate Indebtedness		
Accounts payable and accrued expenses		
Total aggregate indebtedness	$	8,230
Ratio of aggregate indebtedness to net capital		0.01 to 1

Statement pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net capital set forth above and the amount reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2002, dated January 24, 2003.

SUMMER STREET SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2002 SCHEDULE II

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2002 SCHEDULE III

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Summer Street Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Summer Street Securities, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Philadelphia Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 11, 2003